EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notice of Q2 2025 Results and Investor Presentation

ST HELIER, Jersey, Aug. 05, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or "the Company") (NYSE AMERICAN, AIM and VFEX: CMCL) expects to publish its operating and financial results for the quarter ended June 30, 2025 on Monday August 11, 2025.

Due to there being a public holiday in Zimbabwe on August 11 and 12, a remote presentation for analysts and investors will be held on Wednesday August 13, 2025 at 2:00pm London time, followed by an opportunity for Q&A.

A presentation of the results and outlook for Caledonia will be available on Caledonia's website (www.caledoniamining.com).

Conference Call Details

A presentation for investors and analysts will be held as follows:

When: August 13, 2025 at 2:00pm London time

Topic: Q2 2025 Results Call for Investors

Register in advance for this webinar:

https://brrmedia.news/CMCL_Q225

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden George Lawson	Tel: +44 207 397 1965

Panmure Liberum Limited (Joint Broker) Scott Mathieson	Tel: +44 20 3100 2000

Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39